June 14, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attention: Joshua Samples
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request
Paragon Commercial Corporation
Registration Statement on Form S-1
(File No. 333-211627)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective underwriters of the above issue, hereby joins in the request of Paragon Commercial Corporation that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-211627) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on June 15, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between June 10, 2016 and the date hereof approximately the following distribution of the preliminary prospectus:

998 copies to institutions, prospective underwriters and others.

The undersigned, as the representative of the prospective underwriters of the above issue, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
Name:	Justin Roman
Title:	Senior Vice President

[Signature Page to Acceleration Request]